

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 15, 2017

<u>Via E-mail</u>
Ka Sing Edmund Yeung
Chief Financial Officer
Magicstem Group Corp.
Room 803, 8th Floor, Lippo Sun Plaza
28 Canton Road, Tsim Sha Tsui, Hong Kong

      Re: Magicstem Group Corp.
              Form 10-K for the Fiscal Year Ended October 31, 2016
              Filed January 30, 2017
              File No. 001-36128

Dear Mr. Yeung:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2016

Report of Independent Registered Public Accounting Firm, page F-2

1.   In future filings, please have your auditors revise their report to include the city and state where it was issued, as required by Rule 2-02(a)(3) of Regulation S-X.

Item 9A. Controls and Procedures, page 29

2.   Revise Management´s Report on Internal Control over Financial Reporting in future filings to identify the version of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control - Integrated Framework that was used to perform your assessment - for example, the Updated Framework issued in 2013. Refer to Item 308(a)(2) of Regulation S-K.

3.   We note you concluded that both your disclosure controls and procedures and internal control over financial reporting were not effective as of October 31, 2016. Please clearly describe to us the material weaknesses identified by management, when they were discovered and your plans to remediate them. As required by Item 308(a)(3) of Regulation S-K, revise Management´s Report on Internal Control over Financial Reporting in future filings to include disclosure of any material weakness identified by management.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tara Harkins at (202) 551-3639 or me at (202) 551-3662 with any questions. You may also reach Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery